Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

Via EDGAR

December 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill
Tim Buchmiller
Li Xiao
Mary Mast

Re:	Alto Neuroscience, Inc.
Draft Registration Statement on Form S-1
Submitted on November 22, 2023
CIK No. 0001999480

Ladies and Gentlemen:

On behalf of Alto Neuroscience, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2023 (the “Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-1, as confidentially submitted to the Commission on November 22, 2023. Concurrently with the submission of this response letter, the Company is confidentially submitting an amended draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Draft Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 Submitted November 22, 2023

Prospectus Summary

Overview, page 1

1.

Here and throughout the registration statement, please revise to disclose how you define “late-stage” or remove statements that any of your product candidates are in “late-stage” clinical trials, as these statements may imply that your products are farther along in the development process than they actually are.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 103, and 123 of the Amended Draft Registration Statement.

2.

We note that a key element of your strategy is to build and expand your pipeline of product candidates, including through your “differentiated biomarker-based approach” that relies heavily on insights derived from your proprietary Precision Psychiatry Platform (the “Platform”). Here and where appropriate throughout the prospectus, please expand your discussion of your Platform to describe how it was built and how it grows. For instance, discuss the scope of your data repository and explain whether lines of data are added through third-party data sets or libraries. Also, address the “scalable” nature of your Platform. To the extent that the scalability of the Platform is currently aspirational, please so state.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 123, and 132 of the Amended Draft Registration Statement.

3.

Please balance your discussion of your Platform and biomarkers-based approach to matching potential drug responders with therapeutic product candidates. Explain that such approach is unproven and disclose, if true, that you anticipate that you will be required to develop and obtain FDA approval of a companion diagnostic for such therapeutic product candidates. Disclose whether or not you have had any conversations with or received any input from the FDA to date regarding the use of your Platform and/or your biomarkers-based approach to product development, and if so, describe the outcome of such discussions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 124 of the Amended Draft Registration Statement.

4.

We note your statements of belief that your Platform-driven approach to developing therapeutics will enable you to improve upon the high failure rates of late-stage clinical trials and improve your product candidates’ probability of clinical success. Please balance these and other statements in your Summary by prominently highlighting that:

•	your Platform is unproven and clinical evidence to support your approach is preliminary and limited at this time;

•	there can be no guarantee that your candidates will have an increased chance of approval.

Make conforming revisions throughout, including in the Business section, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 124 of the Amended Draft Registration Statement.

5.

We note disclosure in the prospectus summary, in the section beginning on page 125, and in other places throughout the prospectus regarding your pursuit of a strategy to match patients to the right medication “quickly” or to quickly find patient populations more likely to respond to a particular product candidate. Please revise these and any similar disclosures throughout the prospectus to remove any implication that you will be successful in obtaining necessary regulatory approvals or commercializing your product candidates in a rapid or accelerated manner, as such statements are speculative given your current stage of development. You may state, if true, that your goal is to develop drug candidates more efficiently than current industry standards.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Three

Response: The Company respectfully advises the Staff that the disclosure in the Draft Registration Statement is not intended to imply that the Company will be successful in obtaining regulatory approvals and/or commercializing product candidates in a rapid or accelerated manner. Rather, the disclosure is intended to convey that the Company’s goal is to ultimately provide treatments, if approved, that are tailored to specific patient populations and thus avoid the current lengthy paradigm of treating psychiatric patients with multiple largely ineffective treatments to which most patients do not respond. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 103, and 123.

6.

We note your disclosure at the end of the second paragraph on page 1 that you estimate one or both of two independent biomarkers are present in approximately three-quarters of the overall MDD population. We also note your disclosure in the table on page 2 that 30%-60% of patients are likely to be biomarker positive. Please revise your disclosure so that investors can better understand how to reconcile these different percentages.

Response: In response to the Staff’s comment, the Company has removed the references to “30-60%” from the Amended Draft Registration Statement.

Our Pipeline, page 3

7.

It appears that your current pipeline consists of clinical-stage assets that have been acquired or in-licensed, and that in certain cases the originators of such candidates progressed your candidates through certain phases of clinical development. Please add footnotes to your pipeline table to show which columns relate to work conducted by the company and which, if any, relate to the work of third parties. Also, as appropriate, please disclose where third party clinical trials were conducted and discuss any interaction the company has had with the FDA regarding its ability to rely on such trial data in the event any trials were not conducted in the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 104, and 125 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that to the Company’s knowledge, the third party trials of product candidates that were conducted outside the United States were all done in accordance with good clinical practice (GCP) and the data from such trials were included in the INDs that the Company submitted to the FDA or assumed from the Company’s licensor or the originator, as applicable.

8.	To the extent that your product candidates were previously known by different names prior to being acquired or in-licensed by your company, please revise your disclosure to include these names.

Response: The Company respectfully advises the Staff that currently, the chemical names and chemical structures of the Company’s product candidates are confidential. The Company has intentionally used Alto candidate numbers in all of its publications referencing its product candidates to maintain the confidentiality of the proprietary chemical structures and retain its competitive advantage, as the chemical structure that corresponds to each of the Company’s product candidate has not otherwise been publicly disclosed. Publication of the previously known names for the Company’s product candidates would reveal the chemical structure of the applicable product candidate, as each previously known name was published with its chemical structure. Such publication would adversely impact the Company’s ability to protect its intellectual property and to secure patent protection on its product candidates, resulting in significant competitive harm to the Company. The Company further respectfully submits that, in light of the additional disclosure contained in the Draft Registration Statement concerning the product candidates’ prior clinical development in response to comments from the Staff, the prior names of such product candidates do not provide any additional material information to investors. The Company further notes that, because the prior names of such product candidates are the type of information that the Company treats as private and confidential and is also not material, the Company has redacted such prior names from the license and collaboration agreements filed as exhibits to the Draft Registration Statement.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Four

9.

We note that you disclose the potential timing of clinical trials you expect to initiate without addressing whether you have active INDs for your clinical-stage candidates in each indication you are studying. Please revise to clarify. If you do not have active INDs for each candidate and indication, please disclose when you plan to submit INDs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 104, and 125 of the Amended Draft Registration Statement.

10.	With respect to your study of ALTO-100 for PTSD:

•

Please remove the reference in the pipeline table, and any other similar references throughout the prospectus, to ALTO-100 for PTSD being “Phase 2b/3 ready” to remove any implication that the FDA has signed off on a registrational trial for any of your product candidates in any indication.

•

If true, include a footnote to the table disclosing, as you have on page 4, that your plans to continue study of ALTO-100 for PTSD are dependent upon generating positive Phase 2b data from the ongoing trial of ALTO-100 for patients with MDD. Clarify that there is no guarantee that the results from the ongoing trial will be positive.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 104, and 125 of the Amended Draft Registration Statement.

11.

Please revise the narrative disclosure supporting the pipeline table appearing on pages 3 and 100 to support your statement that each of ALTO-101, ALTO-203 and ALTO-202 are “Phase 2 ready.” In this regard, we note that it is unclear from your disclosure whether you have active INDs for your product candidates in the indications you state you are currently pursuing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 104, and 125 of the Amended Draft Registration Statement.

ALTO-101, page 5

12.

Please revise this section to explain, if true, that ALTO-101 is being developed as a combination product due its patch formulation. Explain the implications of combination product status with respect to the regulatory approval process. Disclose whether or not you have had any conversations with or received any input from the FDA to date regarding the patch formulation of ALTO-101, and if so, describe the outcome of such discussions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 22, 27–28, and 126 of the Amended Draft Registration Statement.

Other Pipeline Programs, page 5

13.

We note that the prospectus contains minimal discussion of your ALTO-202 program, and as such, it is not clear why this program is sufficiently material to your current operations to warrant being highlighted in the pipeline table appearing on pages 3 and 100. To the extent that ALTO-202 is currently material to your business, please expand your disclosure here and in your Business section to provide a more fulsome discussion of that program, including a description of development activities you have conducted to date, relevant clinical work conducted or in process, and the remaining steps to develop and commercialize the product. In this regard, your disclosure concerning clinical work should support the positioning of the progress arrow in your pipeline table.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Five

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 126–127, and 156 of the Amended Draft Registration Statement.

Risk Factor Summary, page 6

14.

We note your disclosure on page 145 that you have reformulated ALTO-101 in a transdermal patch formulation, as well as your disclosure on page 162 regarding the regulation of patch formulations of drugs as combination products in the United States. If material, please add summary risk and risk factor disclosure discussing any risks or challenges related to your development of ALTO-101 and/or the approval process if the FDA may consider ALTO-101 to be a drug/device combination product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 27–28 of the Amended Draft Registration Statement.

15.

Consistent with your disclosure on page 153, please revise your summary risk and risk factor disclosure where appropriate to highlight that issued patents covering the composition of ALTO-100, one of your lead product candidates, are due to retire in 2024 and patents covering the method of its manufacturing are due to expire in 2030.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 62 of the Amended Draft Registration Statement.

16.

We note your disclosure on page 148 with respect to the license agreement with Stanford University that your rights under the Licensed Patents are exclusive until December 2029, at which time it will become non-exclusive, and that your rights under the Licensed Technology are non-exclusive. Please include related disclosure in your risk factor summary and risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 59 of the Amended Draft Registration Statement.

Our amended and restated certificate of incorporation will provide..., page 82

17.

Since you state that the exclusive forum provision will apply to claims under the Securities Act, please revise here and in the Choice of Forum section on page 211 to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Cooley LLP   55 Hudson Yards   New York, NY   10001

t: +1 212 479 6000  f: +1 212 479 6275  cooley.com

U.S. Securities and Exchange Commission

December 28, 2023

Page Six

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 223 of the Amended Draft Registration Statement.

Capitalization, page 93

18.

Please revise to include your term loan as shown on your September 30, 2023 balance sheet at F-35 as part of your capitalization table. Also revise to double-underline your cash and cash equivalent balance so it is clear that cash and cash equivalent is not part of your total capitalization.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 97 of the Amended Draft Registration Statement.

Business

Our Team, page 123

19.	We note the references to your “scientific advisory board.” If material, please include disclosure in the appropriate section or sections of your prospectus that

•	Describes the role or function of your scientific advisory board;

•	Describes the composition of such board; and

•

Describes the material provisions of any advisory contracts between advisory board members and the Company, including how such board members are compensated. In this regard, we note disclosure on page 69 that seemingly indicates that you have entered into advisory agreements with certain physicians who are paid, in part, in the form of stock or stock options.

Response: In response to the Staff’s comment, the Company has removed the references to the scientific advisory board from the Amended Draft Registration Statement. The Company respectfully advises the Staff that the scientific advisory board does not play a material role in the strategy or operations of the Company and has no role in the Company’s corporate governance or authority over management. Members of the scientific advisory board are party to advisory agreements with the Company pursuant to which they receive immaterial cash retainers and an initial nominal equity grant in exchange for the provision of consulting and advisory services from time to time. Accordingly, the Company does not believe that information concerning the scientific advisory board is material to an investor’s understanding of the Company’s business.

Our Differentiated Approach and Capabilities, page 125

20.

You state: “We believe developing product candidates for biomarker-characterized patient populations and likely drug responders could improve efficacy within such populations, enabling us to conduct smaller more cost-efficient trials without sacrificing statistical power.” Please place this and any similar statements in context by disclosing that the FDA or other regulatory authorities may disagree with your clinical trial designs and interpretation of data or may not permit you to reduce the number of patients required. Please also revise to clarify whether the FDA has permitted you to reduce the number of patients in your currently active trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Amended Draft Registration Statement. In addition, the Company respectfully advises the Staff that FDA guidance requires two adequately controlled and well powered studies to support the registration of a product, which means that the primary outcome must be achieved at the level of p<0.05. The Company does not intend to suggest that its trials will need FDA authorization for fewer patients in a given trial, but rather that the powering of studies is likely to be greater based on expectations of effect size and therefore studies may not be required to be as large as typical in order to achieve significant outcomes.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Seven

Methodical Approach to Curate Product Candidates, page 126

21.

Conclusions regarding the safety or efficacy of your drug candidates are solely within the authority of the FDA and comparable regulatory bodies. As such, please remove or revise the following statement on page 126, and any similar statements throughout: “We have focused on acquiring or in-licensing novel chemical entities with favorable safety results, clear biological rationale, and preliminary pharmacodynamic data indicative of potential efficacy in biomarker-characterized patient groups.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended Draft Registration Statement.

Our Approach to Biomarker Discovery and Managing Development Risk, page 128

22.

You state that to power your biomarker approach, you run larger trials than typical Phase 1 or Phase 2a trials for CNS product candidates. Revise to provide examples of the size of completed Phase 1 or Phase 2a trials you have conducted for your product candidates as well as the “typical” size of such trials for CNS product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Amended Draft Registration Statement and provided additional detail on the size of the Phase 2 trials of the Company’s product candidates ALTO-100 and ALTO-300.

23.	Please revise the graphic on page 128 as follows:

•	Define references to “bio +,” “bio -,” and “PBO; and

•

In right-most column labeled “Phase 2B/3,” please revise the reference to “establish efficacy in Bio +” and to “Efficacy: Drug > PBO in Bio+” to remove any implication that your process for discovery and development will demonstrate the efficacy of any of your product candidates. In this regard, we note that determinations of efficacy are solely within the authority of the FDA or equivalent foreign regulator.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended Draft Registration Statement, including to clarify that the Phase 2b/3 trial is conducted to evaluate the effects in the biomarker positive population.

2) Biomarker Validation –“Test” Data, page 129

24.

You state: “We believe the independent prospective validation not only directly demonstrates the robustness of the biomarkers we identify, but also increases the probability of success for our pivotal clinical development plan, representing substantially more knowledge about a product candidate than is typical at that stage of CNS drug development.” Please explain what you mean by “pivotal clinical development plan” and explain the basis for your belief. Where appropriate, disclose whether or not you have discussed your clinical study plans and designs with the FDA, and if so, describe the outcome of such discussions.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Eight

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended Draft Registration Statement to refer to its “future clinical trials” rather than “pivotal clinical development plan.”

Our Product Candidates

ALTO-100

Data from Prior ALTO-100 Clinical Trials in MDD, page 130

25.

Please revise this section to explain who completed the multiple preclinical models of ALTO-100 referenced on page 132. Also, please identify the “originator” that studied ALTO-100 in two previous clinical trials for patients with MDD, when such trials were completed, and disclose the primary and secondary endpoints of such studies as well as the results as they relate to those endpoints.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138, and 142 of the Amended Draft Registration Statement.

ALTO-101, page 143

26.

You state on page 143 that ALTO-101 has been studied across multiple Phase 1 trials, in which the product candidate demonstrated human brain penetration and was well tolerated. Please revise to clarify the number of such prior Phase 1 trials conducted by third parties, and when such trials were conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Draft Registration Statement.

ALTO-101 Phase 1 Clinical Data, page 144

27.

It appears based on your disclosure that prior to your acquisition of ALTO-101, this product candidate was studied in a human positron emission tomography study and a total of nine Phase 1 trials involving healthy subjects and Parkinson’s disease patients. Please revise to explain whether you intend to rely on such prior PET study and Phase 1 clinical trial data to support your trial design for your intended Phase 2 proof-of-concept trial in which you plan to evaluate ALTO-101 for patients with cognitive impairment associated with schizophrenia, or CIAS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Amended Draft Registration Statement.

28.

Please revise your graphics on page 145, and any other tables or graphics throughout your filing where appropriate, to ensure that the text in each, including subscript or other notations are clearly legible.

Response: In response to the Staff’s comment, the Company has revised the graphics on page 152 of the Amended Draft Registration Statement.

29.

We note that you are collaborating with MedRX to reformulate ALTO-101 from its initial oral delivery method and are currently conducting a second Phase 1 trial in healthy human subjects studying transdermally delivered ALTO-101. You state on page 145 that you observed successful transdermal drug delivery at the desired concentrations in mini-pig studies. Please revise to present more detailed information regarding these animal studies, such as the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured. Alternatively, explain to us why this disclosure would not be material.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Nine

Response: The Company respectfully advises the staff that disclosure of data from animal studies is not material, as the relevant material information will come from the human pharmacokinetics, or PK, data which will determine whether the proposed formulation achieves the desired PK levels in humans. As such, the Company has removed disclosure related to the minipig studies from the Amended Draft Registration Statement.

ALTO-203, page 146

30.	Please revise this section to:

•

Identify the “originator” that studied ALTO-203 in prior Phase 1 trials, disclose the number of prior Phase 1 trials conducted, disclose the indication(s) for which ALTO- 203 was studied in such trials, and when such trials were conducted.

•

Revise to present more detailed information regarding the originator’s preclinical study of dopamine release with ALTO-203 referenced on page 147, such as the date(s) of the studies, scope and size, dosage and duration, and the range of results or effects observed in these tests and how such results were measured. Alternatively, explain to us why this disclosure would not be material.

•

Explain whether you intend to rely on the originator’s preclinical and/or prior Phase 1 clinical trial data to support your trial design for your intended Phase 2 proof-of-concept trial in which you plan to evaluate ALTO-203 for patients with MDD and higher levels of anhedonia.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 153 – 156 of the Amended Draft Registration Statement to include additional detail concerning the applicable Phase 1 trials. The Company respectfully advises the Staff that it does not believe additional disclosure concerning Cephalon’s preclinical study is material, as the Company’s continuing development of ALTO-203 is based principally on the results of the human clinical data generated from the Phase 1 trials but it has included additional disclosure regarding the preclinical study in the Amended Draft Registration Statement.

In addition, the Company respectfully advises the Staff that when the Company has acquired a product candidate from its originator, such acquisition necessarily involved the data generated to date from studies of the applicable product candidate. Where relevant, the Company has used the acquired data concerning its product candidates to inform trial design, including dosing, for future clinical trials. As is typical, this acquired data has been included as part of the Company’s Investigational New Drug Applications submitted to the FDA (or such data was included in the IND that the Company assumed from the originator) and would similarly be included in the Company’s ultimate New Drug Applications seeking FDA approval for its product candidates at the appropriate time. The acquired data is only a part of a broader package of data presented to the FDA, including the results of clinical trials the Company has conducted and expects to conduct in the future. Accordingly, the Company does not believe use of such acquired data constitutes “reliance,” and therefore does not believe it is appropriate to include disclosure suggesting that the Company is relying on such data in the Amended Draft Registration Statement.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Ten

License and Other Agreements, page 148

31.

We note your disclosure that unless terminated earlier, the license agreements with Sanofi, Cerecor and MedRx will expire with respect to each licensed product, on a country-by-country basis, upon the expiration of a Royalty Term. Here and in the section beginning on page 101, please revise to clarify when the patents underlying such Royalty Terms are expected to expire. Likewise, revise to clarify when the patents underlying the royalty term under the Teva Asset Purchase Agreement are expected to expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 157–162 of the Amended Draft Registration Statement to refer to the information set forth in the table included in the section titled “—Intellectual Property—Product Candidate Patent Portfolio.”

License Agreement with Sanofi, page 149

32.

We note your disclosure that if you achieve regulatory approval for one or more Licensed Products, you will owe Sanofi certain commercial milestone payments for the achievement of specified levels of aggregate, annual worldwide net sales of all Licensed Products, up to an aggregate amount in the “very low triple digit millions for all Licensed Products.” Please quantify the potential aggregate payments for commercial milestones.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 106, 158, F-21, and F-45 of the Amended Draft Registration Statement.

Teva Asset Purchase Agreement, page 151

33.

We note your disclosure that if you successfully achieve regulatory approval, then beginning with first commercial sale, on a Product-by-Product and country-by-country basis, you will be required pay Teva tiered royalties on worldwide annual net sales of Products at percentages ranging from the mid-single-digit to the very low-double-digits. Please revise your description of this royalty range so that the upper bound of the range is more specific.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 108, and 159 of the Amended Draft Registration Statement.

Product Candidate Patent Portfolio, page 153

34.	Please include a discussion of the patents and patent applications related to ALTO-202, including whether such patents or patent applications cover composition of matter of ALTO-202.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 164 of the Amended Draft Registration Statement.

ALTO-101, page 154

35.	Please disclose the jurisdiction in which you co-own one pending foreign priority patent application with MedRx that is directed to an ALTO-101 formulation.

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U.S. Securities and Exchange Commission

December 28, 2023

Page Eleven

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Amended Draft Registration Statement.

Principal Stockholders, page 203

36.

Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by entities affiliated with Aperion Investment Group Ltd., entities affiliated with Lightswitch Capital, and Alpha Wave Venutres II, LP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 214–215 of the Amended Draft Registration Statement.

Notes to the Audited Consolidated Financial Statements

9. Asset Purchase and License Agreements, page F-19

37.

For each agreement, including the MedRx agreement entered into in September 2023, please revise to separately disclose the milestone payments the company may be required to make, broken down by the nature of the milestone such as development, regulatory, and commercial. Also, please quantify the annual license fee you will be required to pay under the Stanford license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-20 to include a quantification of the annual license fee payable under the Stanford license agreement. The Company respectfully advises the Staff that in the descriptions of the Company’s license and collaboration agreements on pages F-21–F-23 and F-45–F-46, the Company has included the aggregate development and regulatory milestones and aggregate sales-based commercial milestones payable under its agreements with Sanofi, Cerecor Inc., Teva Pharmaceutical Industries, Ltd., and Palisade Bio, Inc. in conformity with the disclosure concerning such agreements included elsewhere in the Amended Registration Statement, which the Company believes provides investors with the material information concerning the Company’s potential financial obligations under the applicable agreements.

Unaudited Condensed Consolidated Financial Statements as of and for the Nine Months Ended

September 30, 2023 and 2022

Note 2. Summary of Significant Accounting Policies and Basis of Presentation

6. Stock Based Plans, page F-46

38.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, the Company will provide the Staff with the requested information.

General

39.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Twelve

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis under separate cover, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Amended Draft Registration Statement.

* * *

Cooley LLP   55 Hudson Yards   New York, NY   10001

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U.S. Securities and Exchange Commission

December 28, 2023

Page Thirteen

Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc.

Nicholas Smith, Alto Neuroscience, Inc.

Erin McQuade, Alto Neuroscience, Inc.

Christina T. Roupas, Cooley LLP

Courtney M.W. Tygesson, Cooley LLP

Laurie Bauer, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Christopher Lueking, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Cooley LLP   55 Hudson Yards   New York, NY   10001

t: +1 212 479 6000  f: +1 212 479 6275  cooley.com